Exhibit 99.1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                           SECOND QUARTER 2005 RESULTS

Tel Aviv, Israel - September 12, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI" or the "Company") today announced its consolidated results for the three and six-month periods ended June 30, 2005.

Net loss for the second quarter of 2005 totaled NIS 30.8 million (US $6.7 million), compared with a net loss of NIS 54.4 million in the corresponding period of 2004.

Revenues for the second quarter of 2005 totaled NIS 143.9 million (US $31.5 million), compared with revenues of NIS 172.4 million in the corresponding period of 2004.

Commentary for the Second Quarter:

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "The results of the second quarter of 2005 do not reflect EMI's current business position as they include expenses incurred in respect of the sale of shopping and entertainment centers to the Klepierre group, but do not record the capital gains expected from such transaction.

"The results also include NIS 22.6 million (US $4.9 million) due to a provision for a neither recurring nor cash flow entailing impairment loss expected on EMI's investment in Vcon Telecommunication Ltd., and a provision for a loss that may result from a decrease in EMI's shareholding in Elscint Ltd., a subsidiary of the Company (NYSE: ELT) ("Elscint"), assuming realization of Elscint's employees stock.

"In addition, EMI's research and development expenses increased in the second quarter of 2005 due to an acceleration in R&D efforts by EMI's subsidiary, InSightec Image Guided Treatment Ltd. ("InSightec"), for several potential applications."

Finally, concluded Mr. Yitzhaki: "EMI's proposed merger with Elscint is intended to enable the merging companies to exploit opportunities that were previously unavailable to either company independently, and to reduce operational costs."

The Chairman of the Board Mr. Mordechay Zisser, commented: "The recent Klepierre Agreement together with the previous sales agreements during the last year, in total aggregate amount of US $1 billion further establish EMI's position as the regional industry leader in development and construction of shopping and entertainment centers, and demonstrate the success of our strategy of co-operation with large European bodies in various areas of operations. Moreover, the Klepierre transactions have enabled EMI to accelerate its development and construction of additional shopping and entertainment centers in Europe. The EMI results for the second quarter of 2005 do not reflect the substantial profit from the transactions with Klepierre that the Company expects to record later this year and in 2006."


The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               For the
                                                                                                             twelve-month
                                               For the 6-month                   For the 3-month              period ended
                                             period ended June 30              period ended June 30              Dec 31
                                   ------------------------------------------------------------------------------------------------
                                    2005        %      2004       %       2005     %      2004      %       2004         %
                                   ------------------------------------------------------------------------------------------------
Operating
commercial
centers                             96,664     37     195,851     60      44,827   31   100,205    58      311,893      53
-----------------------------------------------------------------------------------------------------------------------------------
Hotels operation
and management                     121,232     45     109,279     33      66,689   47    57,192    33      218,365      37
-----------------------------------------------------------------------------------------------------------------------------------
Sale of medical
systems                             33,922     13      17,218      5      24,307   17    11,705     7       44,049       8
-----------------------------------------------------------------------------------------------------------------------------------
Sale of goods                        4,787      2           -      -       4,787    3         -     -           -
-----------------------------------------------------------------------------------------------------------------------------------
Lease of assets                      6,609      3       6,606      2       3,304    2     3,326     2       13,238       2
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                     263,214    100     328,954    100     143,914  100   172,428   100      587,545     100
-----------------------------------------------------------------------------------------------------------------------------------


The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                For the
                                                                                                              twelve-month
                                              For the 6-month                  For the 3-month                period ended
                                            period ended June 30             period ended June 30                Dec 31
                                   ------------------------------------------------------------------------------------------------
                                    2005        %       2004      %       2005     %      2004      %       2004         %
                                   ------------------------------------------------------------------------------------------------
Operating
commercial
centers                             31,497     33      81,045     41    14,475     32    40,188    40      112,113      36
-----------------------------------------------------------------------------------------------------------------------------------
Hotels
operation and
management                          12,310     10      12,475     11     8,782     13     8,607    15       17,271       8
-----------------------------------------------------------------------------------------------------------------------------------
Sale of medical
systems                             25,575     75      14,488     84    18,121     75    10,048    86       34,215      78
-----------------------------------------------------------------------------------------------------------------------------------
Goods sold                           3,134     65           -      -     3,134     65         -     -            -       -
-----------------------------------------------------------------------------------------------------------------------------------
Lease of assets                      5,095     77       4,971     75     2,549     77     2,548    77       10,063      76
-----------------------------------------------------------------------------------------------------------------------------------
Total gross
profit                              77,611     29     112,979     34    47,061     33    61,391    36      173,662      30
-----------------------------------------------------------------------------------------------------------------------------------

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

The decrease in revenues for the three-month period ended on June 30, 2005, compared to the corresponding period of the previous year, is due to: (i) the exclusion of the activities of the 12 Hungarian shopping centers sold to Klepierre Group at the beginning of the third quarter of 2004; and (ii) the exclusion of the four additional shopping centers in Hungary sold to Dawnay Day Group at the beginning of the second quarter of 2005.

The consolidated net financial expenses for the three-month period ended June 30, 2005 totaled NIS 31.8 million (US $7.0 million), compared with a net financial expenses of NIS 74.5 million in the corresponding period of 2004. This substantial decrease results from a combination of the following factors:

1. During the second quarter of 2005 the Company recorded financial income of NIS 10.3 million (US $2.3 million) from derivative financial instrument transactions, compared to expenses of NIS 41.6 million from in the corresponding period of the previous year.

2. Financial expenses in the three-month period ended June 30, 2005, increased by NIS 9.2 million (US $2.0 million), net, mainly as a result of: (i) a reduction in the amount of outstanding bank loans in Plaza Centers due to the realization of the 16 shopping centers in 2004 and 2005, on one hand; and, on the other hand, (ii) an increase in volume of outstanding loans granted to operating companies mainly in the hotel business, with the addition of the negative effect of exchange rate differences, mainly NIS against the US Dollar (4.8%).


Other net expenses for the three-month period ended June 30, 2005 was NIS 22.1 million (US $4.8 million), which resulted primarily from a provision for impairment loss expected on EMI's investment in Vcon Telecommunication Ltd., and a provision for a loss that may result from decrease in EMI's shareholding in Elscint, assuming realization of Elsicnt's employees stock. The latter provision was recorded according to Israeli GAAP, as in effect through the end of

2005 (non-US GAAP), notwithstanding that the loss covered therein may not materialize, in the event EMI's proposed merger with Elscint is concluded.

In the second quarter of 2005, EMI recorded a deferred tax asset, in the amount of NIS 14.1 million (US $3.1 million), in respect of temporary differences arising from investments in its subsidiaries since following the 2005 Klepierre transactions, as concluded in July 2005, the utilization of such temporary differences against taxable profit in the foreseeable future, became initially probable.

The basic net loss per share for the three-month period ending June 30, 2005, was NIS 1.4 per share (US $0.3 per share).


EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

This press release does not constitute an offer of any securities for sale. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed merger between EMI and Elscint and any other relevant documents carefully in their entirety when they become available because they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005 and as amended and filed with the Securities and Exchange Commission on July 14, 2005. Information regarding persons who may, under the rules of the Securities and Exchange Commission, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction is set forth in the joint proxy statement/prospectus filed with the Securities and Exchange Commission.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, the risk that the Klepierre transactions are not consummated, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

Company Contact:                                Investor Contact:
---------------                                 -----------------
Marc Lavine, Adv.                               Kathy Price
Elbit Medical Imaging Ltd.                      The Global Consulting Group
+972-3-608-6011                                 +212-983-1702 x212
mlavine@europe-israel.com                       kprice@annemcbride.com

                               (tables to follow)

                           ELBIT MEDICAL IMAGING LTD.
                          CONSOLIDATED BALANCE SHEETS

                                             June 30              Dec 31         June 30
                                         ---------------         --------     ------------
                                         2005       2004           2004           2005
                                         ---------------         --------     ------------
                                                                               Convenience
                                                                               translation
                                                 NIS in thousands                US$'000
                                         --------------------------------     ------------
Current Assets
Cash and cash equivalents                  213,774    128,343     345,745          46,737
Short-term deposits and investments        271,104    315,460     278,021          59,271
Trade accounts receivable                   50,807     46,648      39,102          11,108
Receivables and other debit balances       101,689     79,298      66,140          22,232
Inventories                                 16,299      6,894       7,331           3,563
                                         --------------------    --------     ------------
                                           653,673    576,643     736,339         142,911
                                         --------------------    --------     ------------
Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and receivables                            102,135    106,527     113,785          22,329
Investments in investees and other
companies                                   56,777    123,806      71,608          12,413
                                         --------------------    --------     ------------
                                           158,912    230,333     185,393          34,742
                                         --------------------    --------     ------------

Fixed Assets                             3,483,196  4,807,211   3,527,988         761,521
                                         --------------------   ---------     ------------

Other Assets and Deferred Expenses          54,759     77,034      55,859          11,972
                                         --------------------   ---------     ------------
Assets Related to Discontinuing
Operations                                  13,110     14,760      14,700           2,866
                                         --------------------   ---------     ------------
                                         4,363,650  5,705,981   4,520,279         954,012
                                         ====================   =========     ============




Current Liabilities
Short-term credits                         633,744  1,052,344     536,937         138,554
Suppliers and service providers             83,355     97,307      74,358          18,224
Payables and other credit balances         153,786    143,977     183,446          33,622
                                         --------------------    --------     ------------
                                           870,885  1,293,628     794,741         190,399
                                         --------------------    --------     ------------

Long-Term Liabilities                    2,365,790  2,899,056   2,418,897         517,226
                                         --------------------   ---------     ------------

Liabilities Related to Discontinuing
Operations                                  71,168     79,544      71,986          15,559
                                         --------------------    --------     ------------

Convertible debentures                      61,839         -           -           13,520
                                         --------------------    --------     ------------

Minority Interest                          404,939    460,651     430,687          88,531
                                         --------------------    --------     ------------

Shareholders' Equity                       589,029    973,102     803,968         128,778
                                         --------------------    --------     ------------

                                         4,363,650  5,705,981   4,520,279         954,012
                                         ====================   =========     ============


                                                                                                           Year      Six months
                                                             Six months ended          Three months       ended      ended June
                                                                June 30               ended June 30       Dec 31        30
                                                          -------------------     -------------------    -------  -------------
                                                            2005       2004        2005        2004        2004        2005
                                                          -------------------     -------------------    -------  -------------
                                                                                                                    Convenience
                                                                                                                    translation
                                                                         NIS in thousands                             US$'000
                                                         --------------------------------------------------------  ------------
Revenues
Commercial center operations                               96,664     195,851      44,827     100,205     311,893      21,133
Hotels operations and management                          121,232     109,279      66,689      57,192     218,365      26,505
Sale of medical systems                                    33,922      17,218      24,307      11,705      44,049       7,416
Sales of goods                                              4,787           -       4,787           -           -       1,047
Lease of assets                                             6,609       6,606       3,304       3,326      13,238       1,445
                                                         --------    --------    --------    --------    --------    --------
                                                          263,214     328,954     143,914     172,428     587,545      57,546
                                                         --------    --------    --------    --------    --------    --------
Costs of revenues
Commercial center operations                               65,167     114,806      30,352      60,017     199,780      14,247
Hotels operations and management                          108,922      96,804      57,907      48,585     201,094      23,813
Sale of medical systems                                     8,347       2,730       6,186       1,657       9,834       1,825
Cost of goods sold                                          1,653           -       1,653           -           -         361
Lease of assets                                             1,514       1,635         755         778       3,175         331
                                                         --------    --------    --------    --------    --------    --------
                                                          185,603     215,975      96,853     111,037     413,883      40,578
                                                         --------    --------    --------    --------    --------    --------
Gross profit                                               77,611     112,979      47,061      61,391     173,662      16,968
Project initiation expenses                                 8,948         359       3,319         182       2,371       1,956
Research and development expenses, net                     26,657      21,095      15,098       9,108      38,158       5,828
Marketing and selling expenses                             17,641      23,673      11,678      13,352      43,075       3,857
General and administrative expenses                        49,404      39,665      23,436      20,056      92,536      10,801
                                                         --------    --------    --------    --------    --------    --------
                                                          102,650      84,792      53,531      42,698     176,140      22,442
                                                         --------    --------    --------    --------    --------    --------
Operating profit (loss) before financial
  expenses, net                                           (25,039)     28,187      (6,470)     18,693      (2,478)     (5,474)
Financial expenses, net                                   (64,560)    (27,097)    (31,788)    (74,488)    (53,569)    (14,115)
                                                         --------    --------    --------    --------    --------    --------
Operating profit (loss) after financial
  expenses, net                                           (89,599)      1,090     (38,258)    (55,795)    (56,047)    (19,589)
Other income (expenses), net                                5,222     (15,396)    (22,113)       (282)     96,908       1,142
                                                         --------    --------    --------    --------    --------    --------
Profit (loss) before income taxes                         (84,377)    (14,306)    (60,371)    (56,077)     40,861     (18,447)
Income taxes (tax benefits)                               (15,774)     17,089     (16,567)      1,814      15,804      (3,449)
                                                         --------    --------    --------    --------    --------    --------
Profit (loss) after income taxes                          (68,603)    (31,395)    (43,804)    (57,891)     25,057     (14,998)
Share in results of associated companies, net              (5,241)     (8,276)     (3,096)     (4,930)    (15,968)     (1,146)
Minority interest in results of subsidiaries, net          34,539      14,661      17,418       6,794      27,448       7,551
                                                         --------    --------    --------    --------    --------    --------
Profit (loss) from continuing operation                   (39,305)    (25,010)    (29,482)    (56,027)     36,537      (8,593)
Profit (loss) from discontinuing operation, net            (1,877)        848      (1,334)      1,580       6,810        (410)
cumulative effect of accounting change at the
  beginning of the year                                      (605)          -           -           -           -        (132)
                                                         --------    --------    --------    --------    --------    --------
Net income (loss)                                         (41,787)    (24,162)    (30,816)    (54,447)     43,347      (9,136)
                                                         ========    ========    ========    ========    ========    ========
Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation                                   (1.78)      (1.12)      (1.34)      (2.51)       1.59       (0.39)
From discontinuing operation                                (0.09)       0.04       (0.06)       0.07        0.30       (0.02)
cumulative effect of accounting change at the
  beginning of the year                                     (0.03)          -           -           -           -       (0.01)
                                                         --------    --------    --------    --------    --------    --------
Basic earnings (loss) per share                             (1.90)      (1.08)      (1.40)      (2.44)       1.89       (0.42)
                                                         ========    ========    ========    ========    ========    ========
Diluted earnings (loss) per share                           (1.90)      (1.08)      (1.40)      (2.44)       1.84       (0.42)
                                                         --------    --------    --------    --------    --------    --------